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SEC FILE NUMBER
1-14131

CUSIP NUMBER
01642T 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Alkermes, Inc.

Full Name of Registrant

Former Name if Applicable

88 Sidney Street

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02139-4234

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In May 2006, we were mentioned in a report suggesting that the Company was at moderate risk for options backdating (the “Report”) with respect to its annual grants of options to all employees of the Company dated October 28, 1999 and November 20, 2000. Shortly after the Report appeared, we were contacted by the Securities and Exchange Commission (“SEC”) with respect to our option practices for the years mentioned in the Report. We have cooperated fully with the SEC’s informal inquiry, which is ongoing. As a result of the appearance of the Report, and concurrent with the SEC’s informal inquiry, the audit committee of the Board of Directors undertook an investigation into our option practices for the period 1999 to 2000 as well as for 2001 and 2002. The review was conducted with the assistance of outside legal counsel and outside accounting consultants. The audit committee has completed its investigation and has concluded that nothing has come to its attention that would cause it to believe that there are any instances where management of the Company or the compensation committee of the Company retroactively selected a date for the grant of stock options during the 1999 through 2002 period. Also, management reviewed its option grant practices for the period from 2003 to date. In the course of management’s inquiry, we identified certain issues with respect to the measurement date for one grant in each of 2000 and 2005 and have determined that the accounting for the 2000 and 2005 grants needs to be adjusted. Although our review is ongoing, the Company has preliminarily determined that the aggregate non-cash, stock based compensation expenses related to the 2000 grant is approximately $9.7 million. With respect to the 2005 grant, since the new measurement date for the 2005 grant had a lower stock price than that used in its original accounting, we do not believe any adjustment to our financial statements is required with respect to this grant.
The Company intends to restate its previously issued financial statements and accordingly will be amending its Annual Report on Form 10-K for the fiscal year ended March 31, 2006. Accordingly, the audit committee in consultation with management has concluded that financial statements and related communications for all periods beginning October 1, 2000 through March 31, 2006 should not be relied on. The Company does not expect any adjustments to the financial statements recently announced for the three months ended June 30, 2006. As a result of the foregoing, the Company was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2006, as we were in the process of finalizing the accounting for these options.
The Company intends to file its Amended Annual Report on 10-K/A for fiscal year ended March 31, 2006 and its Quarterly Report for the quarter ended June 30, 2006 by Monday, August 14, 2006, however there can be no assurance that we will be able to do so.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James M. Frates	617	494-0171
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alkermes, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ James M. Frates

James M. Frates
Vice President, Chief Financial Officer and Treasurer

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